Mail Stop 4561

February 26, 2009

Yacov Kaufman
Chief Financial Officer
Incredimail Ltd.
4 HaNechoshet Street
Tel-Aviv 69710
Israel

> **Re: Incredimail Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed May 12, 2008**
> **File No. 000-51694**

Dear Mr. Kaufman:

　　We have reviewed your response letter dated February 11, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for Fiscal Year Ended December 31, 2007

Item 18. Financial Statements

Consolidated Statements of Operations, page F-5

1.   Your response to prior comment number 4 indicates that your advertising revenues are product revenues because they are only generated by the usage of your product. Please further clarify for us why you believe that these revenues should be considered in your determination of product revenue. As part of your response, indicate whether your advertising customers are receiving the Xe and Premium products as part of their advertising purchases. If not, it would appear that you are not selling any product to those customers and such a classification would not be appropriate under Rule 5-03 of Regulation S-X. If advertising

customers are also receiving product, tell us why the advertising should be treated any differently than other services such as PCS that are bundled with software products. Note that such PCS is, generally, considered service revenue.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3451 if you have any questions regarding the above comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief